SCHEDULE D
TO THE AMENDED AND RESTATED
ADMINISTRATION AND TRANSFER AGENCY AGREEMENT
BETWEEN
SEI DAILY INCOME TRUST
AND
 SEI INVESTMENTS GLOBAL FUNDS SERVICES

DATED AS OF DECEMBER 10, 2003
AS AMENDED AUGUST 24, 2006, JUNE 26, 2008, AUGUST 7, 2014, SEPTEMBER 15, 2014, MAY 6, 2015, OCTOBER 27, 2015 AND JANUARY 1, 2017

Portfolios:

This Agreement shall apply with respect to all portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolios of the Trust (collectively, the “Funds”):

Government Fund
Government II Fund
Treasury Fund
Treasury II Fund
GNMA Fund
Ultra Short Duration Bond Fund
Short-Duration Government Fund

Fees:	Pursuant to Article 5, the Trust shall pay the Administrator the following fees, at the annual rate set forth below calculated based upon the aggregate average daily net assets of the Trust:

Government, Government II, Treasury and Treasury II Funds:

0.150% on the first $1.5 billion of Assets;
0.1375% on the next $500 million of Assets;
0.1250% on the next $500 million of Assets;
0.1125% on the next $500 million of Assets;
0.100% on Assets over $3 billion.

GNMA, Ultra Short Duration Bond and Short-Duration Government Funds:

0.200% on the first $1.5 billion of Assets;
0.1775% on the next $500 million of Assets;
0.1550% on the next $500 million of Assets;
0.1325% on the next $500 million of Assets;
0.110% on Assets over $3 billion.

SEI Daily Income Trust		SEI Investments Global Funds Services

By:	/s/ Stephen G. MacRae	By:	/s/ Stephen G. Meyer
Name:	Stephen G. MacRae	Name:	Stephen G. Meyer
Position:	Vice President	Position:	CEO & President

[END OF SCHEDULE D]